SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 4, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

4 March 2009
Media release
Peter Kurer will not stand for re-election as Chairman of the UBS Board of Directors
Kaspar Villiger is nominated for election as Chairman of the UBS Board of Directors
Peter Kurer, Chairman of the UBS Board of Directors, has decided not to stand for re-election at its Annual General Meeting on 15 April 2009. The UBS Board of Directors is nominating Kaspar Villiger as a candidate for the role of Chairman.
Zurich/Basel, 4 March 2009 — “One year ago I accepted the position of Chairman out of my sense of responsibility for the bank, its shareholders, clients, staff and the communities in which we work,” said Peter Kurer, Chairman of the UBS Board of Directors. “At that time, I announced that we had to resolve numerous and challenging issues: the establishment of proper governance to reflect the rapid changes in the financial marketplace; a re-examination of the bank’s strategy; the implementation of improved risk control systems; the reduction of risk concentration and the balance sheet; the introduction of responsible and long-term, value-oriented incentive plans; and succession planning designed to enhance the best leadership of the organization going forward. Most of this has been accomplished in a short period of time by working closely with the Group Executive Board and the Board of Directors. Finally, I am particularly proud of having secured someone with the experience and talent of Oswald J. Grübel as Group Chief Executive Officer after Marcel Rohner advised us of his intention to leave the bank. I now think it is time to complete this transition and leave the office at the end of my one-year term.”
Sergio Marchionne, Vice Chairman of UBS said, “No one could have reasonably foreseen the extent and speed of deterioration of market conditions affecting the financial services industry. The impact on UBS has been significant and the organization’s resilience and endurance has been severely tested. But it has endured, and UBS is coming out of this crisis stronger and better prepared. Peter Kurer deserves a lot of credit and recognition for having helped put UBS back on track. With humility and courage, he accepted this engagement out of a sense of duty and service to the institution. He has worked tirelessly to accomplish all the objectives he had set for himself and for the bank at the beginning of his tenure.

Media Relations
4 March 2009

The Board of Directors thanks him for all of his efforts and for having guided the organization wisely over the last 12 months.”
The Board of Directors proposes Kaspar Villiger to stand for election as Peter Kurer’s successor as Chairman at the Annual General Meeting.
From 1989 to 2003 Kaspar Villiger was a member of the Swiss Federal Council, and in the last 8 years, as Finance Minister. During his time in public service, the Federal Council took crucial decisions, such as enacting legislation against money laundering, initiating a supervisory body for financial markets and finalizing the EU Directive on the Taxation of Savings Income, aimed at strengthening the Swiss financial market. These steps are now key ingredients of the competitiveness of the Swiss Confederation.
“Kaspar Villiger has had a distinguished career in public service, where his leadership capabilities and integrity have earned him high respect. In addition, he brings substantial experience as a businessman and as a member of boards of multinational corporations,” said Gabrielle Kaufmann-Kohler, chairman of the governance and nominating committee of the Board. “The Board believes that his presence and contribution will send a clear signal and will prove valuable at a time when the bank is working to renew its commitment to all stakeholders to seek to maintain high standards of credibility, reliability, and sustainable performance. We are grateful to Kaspar Villiger for having accepted this challenging position.”
Kaspar Villiger said, “I believe these to be exceptional times for UBS and Switzerland, and I recognize the difficulties that still lie ahead. This is precisely why I have accepted to chair the Board of UBS, out of a sense of service to this country and its people. We need to respond to the current challenges by relying on our core values of integrity, hard work and reliability. I believe that I can contribute to the re-establishment of these values. In taking on this task, I am comforted by the fact that the bank has a Board of Directors composed of competent and committed individuals as well as a strong executive leadership, with the newly appointed CEO, Oswald J. Grübel.”
If elected, Kaspar Villiger will resign all corporate positions he presently holds in order to devote all of his energy to serving UBS.
UBS
Enclosures: CV

Media Relations
4 March 2009

Curriculum Vitae
Kaspar Villiger
Former Federal Councilor
Born 5 February 1941 in Pfeffikon (Canton Lucerne) Graduate
of ETH Zurich, with a degree in engineering
Kaspar Villiger was nominated for election to the UBS Board of Directors and proposed as its Chairman on 4 March 2009. He served as a member of the Swiss Federal Council for 15 years, first as Minister of the Swiss Federal Department of Defense and then as Minister of the Swiss Federal Department of Finance from 1995 to 2003. He was President of the Swiss Confederation in 1995 and 2002. Villiger began his political career in 1972 when he was elected to the council of the canton of Lucerne as a member of the Free Democratic Party (FDP) of Switzerland. In 1982 he was elected to the National Council and to the Council of States in 1987. He retired from politics in 2003, after which he joined the boards of directors at Swiss Re, Nestlé and the Neue Zürcher Zeitung. In addition, he is a member of the Global Leadership Foundation, an organization which promotes good governance around the world.

2004 — 2009	Member of the boards of directors of Swiss Re, Nestlé and the Neue Zürcher Zeitung
1989 — 2003	Member of the Swiss Federal Council
1995 and 2002	President of the Swiss Confederation
1995 — 2003	Minister of the Federal Department of Finance
1989 — 1995	Minister of the Federal Military Department
1987 — 1989	Member of the Swiss Council of States
1982 — 1987	Member of the Swiss National Council
1972 — 1982	Member of the Cantonal Council of Lucerne
1966 — 1972	Head of Villiger Söhne AG

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10; 333-150143; 333-153882; 333-156695; and 333-156695-1 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director
Date: March 4, 2009